Exhibit 12.1

Ratio of earnings to fixed charges

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus. We have reclassified certain previously reported amounts to conform to the current presentation.

	Years ended December 31,					Three months ended March 31,
(dollars in millions)	2004	2005	2006	2007	2008	2008	2009

EARNINGS (LOSS):
Earnings (loss) before income taxes	$547	$831	$1,286	$905	$429	$(138)	$85
Interest expense, net of capitalized interest	153	194	63	79	100	25	25
Amortization of debt discount	9	10	11	8	6	1	2
Amortization of debt issuance costs	9	7	3	4	5	1	1
Estimated interest portion of rents(a)	34	49	49	56	62	17	10

Total Earnings (Loss)	$752	$1,091	$1,412	$1,052	$602	$(94)	$123

FIXED CHARGES:
Interest expense whether expensed or capitalized	$157	$202	$75	$109	$127	$37	$30
Amortization of debt discount	9	10	11	8	6	1	2
Amortization of debt issuance costs	9	7	3	4	5	1	1
Estimated interest portion of rents(a)	34	49	49	56	62	17	10

Total Fixed Charges	$209	$268	$138	$177	$200	$56	$43

RATIO OF EARNINGS TO FIXED CHARGES	3.6	4.1	10.2	5.9	3.0	(b)	2.9

(a)	Total rental expense including marine charters was approximately $103 million, $163 million, $181 million, $225 million and $231 million for the years ended 2004, 2005, 2006, 2007 and 2008 respectively, and $66 million and $36 million for the three months ended March 31, 2008 and 2009.

(b)	For the three months ended March 31, 2008, fixed charges exceeded total earnings by $150 million.